Exhibit 99.1

GDS Announces Private Placement of US$300 Million convertible preferred shares to A Chinese Institutional Investor

Shanghai, China, January 30, 2026 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced a private placement of US$300 million of Series B convertible preferred shares (the “convertible preferred shares”) to Huatai Capital Investment Limited, a Chinese institutional investor (the “Private Placement”). GDS will use the proceeds from the private placement to fund expansion of its data center capacity and for general corporate purposes.

The convertible preferred shares include the following key terms:

•	During the first six years from their issuance date, the convertible preferred shares accrue a minimum 3.75% p.a. dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at the option of GDS. As of the sixth anniversary of the issuance date, the convertible preferred shares accrue a 6.75% p.a. minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding.

•	The convertible preferred shares will be convertible into GDS’s Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of approximately US$54.43 per GDS’s ADS (the “Conversion Price”), representing a premium of approximately 17.5% above its last closing price on January 30, 2026 in Hong Kong (as converted and divided by eight, being the ordinary-share-to-ADS ratio), or approximately 30.9% above the volume weighted average price for the 30 trading days immediately preceding the signing date, subject to customary anti-dilution adjustments, such as the issuance of ordinary shares as dividend or a subdivision or combination of ordinary shares.

•	Upon closing and prior to conversion, the holders of the convertible preferred shares are entitled to the number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is convertible into. Therefore, such holders of the convertible preferred shares will be able to vote on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class.(1)

•	Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 5,512,072 ADSs (or 44,096,580 ordinary shares), representing 2.62% of total outstanding shares of the Company as at the date of this announcement will be issued, with an aggregate voting power of 2.70%, 1.79% and 1.17% on a 1:1, 1:20 and 1:50(2) ratio (between Class A ordinary shares and Class B ordinary shares), respectively.

The dilutive impact of the issuance of the convertible preferred shares to the shareholdings of our substantial shareholders will be further disclosed at closing.

Notes:

(1) Such voting right arrangement is akin to the existing series A convertible preferred shares where the holders of the Class A convertible preferred shares may vote at the general meetings of the Company prior to conversion. The holders of the series B convertible preferred shares will be entitled the same voting right.

(2) With reference to the notice of extraordinary general meeting as published by the Company on January 26, 2026 (“Notice of EGM”), such 1:50 voting ratio assumes that the resolutions under proposal 1 of the Company’s upcoming extraordinary general meeting have been approved.

•	The convertible preferred shares will not be convertible at any time on or prior to March 31, 2027. From April 1, 2027 until September 30, 2031, if the last closing price for twenty of thirty days at the end of the calendar quarter is greater than 130% of the conversion price, the holder shall have the right to convert in the following calendar quarter.

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GDS may redeem the convertible preferred shares at its election, beginning on February 13, 2029, provided certain conditions are met, including GDS’s ADS trading price achieving a specified price threshold of 150% of the conversion price for at least twenty trading days in any period of thirty consecutive trading days.

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The convertible preferred shares will not be redeemable before February 6, 2032, except in connection with certain trigger events as described above. On or after February 6, 2032, GDS may redeem all but not part of the convertible preferred shares at its option, at a redemption price per share equal to 100% of their face value, and including accrued and unpaid dividends.

•	The Holder of the convertible preferred shares have the option to require the Company to repurchase any convertible preferred shares held in the event of a fundamental change (as defined in the terms of the convertible preferred shares and including delisting or change or control), at a repurchase price per share equal to 100% of their face value, and including accrued and unpaid dividends. If the holder elects to convert the convertible preferred shares (instead of requiring the Company to repurchase) upon the occurrence of a fundamental change or other redemption rights of the Company (other than the redemption right on or after February 6, 2032), the conversion rate will be subject to make-whole adjustments.

•	Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, after satisfaction of all liabilities and obligations to creditors of the Company, holders of the Series B convertible preferred shares will enjoy a liquidation preference over the Company's ordinary shareholders of the greater of (i) stated value of the shares plus accrued but unpaid dividends; and (ii) the payment the holder would have been entitled to had it converted into ordinary shares immediately prior to such liquidation.

•	The holder shall not transfer title to the Series B convertible preferred shares for so long as it remains outstanding.

The convertible preferred shares are to be issued under the general mandate granted to the directors pursuant to the resolutions passed by the shareholders on June 26, 2025 at the annual general meeting of the Company, where the directors were authorized to allot or issue, in the ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty per cent. (30%) of the existing issued share capital of the Company at the date of the annual general meeting. As such, the allotment and issue of the convertible preferred shares is not subject to additional shareholders’ approval. The convertible preferred shares will be unlisted upon issuance.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the convertible preferred shares, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The convertible preferred shares, the Class A ordinary shares deliverable upon conversion of the convertible preferred shares, and the ADSs deliverable upon conversion of the convertible preferred shares in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws, and are being offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The transaction is expected to close within five business days, subject to the receipt of customary corporate and regulatory approvals. The Company will also make an application to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Class A ordinary shares deliverable conversion on the Hong Kong Stock Exchange.

Notwithstanding the holder of the convertible preferred shares enjoy certain rights such as additional dividend rights and liquidation preference while having the same voting rights as ordinary shares, the Board (including the Independent Directors) believes that the terms of the convertible preferred shares remain fair and reasonable from a holistic perspective as the convertible preferred shares are in nature a class of securities of its own with the premium at issuance (as discussed above) and the additional restrictions such as the transfer restriction during the whole term of the series B convertible preferred shares and the restrictive redemption right that the convertible preferred shares are subject to. The Board also believes that the Private Placement is beneficial to the Company and our shareholders as a whole as it demonstrates that the Company’s strengthened relationship with one of the leading Chinese financial institutions and allows the Company to further enhance its “control” by Chinese nationals by voting rights, which in turn allows the Company to continue serving our key customers in the Chinese Mainland (as previously elaborated in the Notice of EGM).

The Company is currently a secondary listed issuer on the Main Board of the Hong Kong Stock Exchange and is also not a “public company in Hong Kong” for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). In the event that we become primary listed on the Hong Kong Stock Exchange or become a “public company in Hong Kong” under the Takeovers Code, the Company and the convertible preferred shares will be subject to the Takeovers Code.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, a Singapore-headquartered hyperscale data center platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited